EXHIBIT 21.1

ATD Corporation

Chart of Subsidiaries

Company	Place of Incorporation	% Ownership 100% except as noted
ATD Corporation	Delaware
Accelerate Holdings Corp.	Delaware
American Tire Distributors Holdings, Inc.	Delaware
American Tire Distributors, Inc.	Delaware
Am-Pac Tire Dist. Inc.	California
Tire Pros Francorp	California
Tire Wholesalers, Inc.	Washington
Trican Tire Distributors, Inc.	Canada
The Hercules Tire & Rubber Company	Connecticut
Hercules Asia Pacific, LLC	Connecticut
Hercules Tire (Qingdao), Co., Ltd	Qingdao City, China
Carmerica, Inc.	Connecticut	81.0
Hercules Tire Company of Canada, Inc.	Ontario, Canada
2046825 Ontario Inc.	Ontario, Canada	51.0
1077990 Ontario Inc. (Tireco)	Ontario, Canada	50.0
Terry’s Tire Town Holdings, Inc.	Ohio
T&Z Tire Wholesalers, Inc.	Ohio
Terry’s Tire Town, Inc.	Ohio
Premier Bandag #8, Inc.	Ohio
Terry’s Tire Town Baltimore, Ltd	Ohio
Terry’s Tire Town Virginia, Ltd.	Ohio
Summit Tires Northeast, LLC	Ohio
Englewood Tire Wholesale, Inc.	New Jersey